Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

We are providing the following unaudited pro forma combined financial information to aid you in your analysis of the financial aspects of the Hongle Acquisition.

The unaudited pro forma combined balance sheet as of September 30, 2021 gives pro forma effect to the Hongle Acquisition as if it had been consummated as of that date. The unaudited pro forma combined statements of operations for the nine months ended September 30, 2021 give pro forma effect to the Hongle Acquisition as if it had had occurred as of January 1, 2021. The unaudited pro forma combined statements of operations for the year ended December 31, 2020 give pro forma effect to the Hongle Acquisition as if both had occurred as of January 1, 2020. This information should be read together with Scienjoy’s and Hongle’s respective audited and unaudited financial statements and related notes.

The unaudited pro forma combined balance sheet as of September 30, 2021 has been prepared using the following:

●	Scienjoy’s unaudited historical consolidated balance sheet as of September 30, 2021, as included elsewhere in this prospectus; and

●	Hongle’s unaudited historical condensed balance sheet as of September 30, 2021, as included elsewhere in this prospectus.

The unaudited pro forma combined statement of operations for the nine months ended September 30, 2021 has been prepared using the following:

●	Scienjoy’s unaudited historical consolidated statement of income for the nine months ended September 30, 2021, as included elsewhere in this prospectus.

●	Hongle’s unaudited historical condensed statement of operations for the nine months ended September 30, 2021, as included elsewhere in this prospectus.

The unaudited pro forma combined statement of operations for the year ended December 31, 2020 has been prepared using the following:

●	Scienjoy’s audited historical consolidated statement of income for the year ended December 31, 2020 as included elsewhere in this prospectus;

●	Hongle’s audited historical statement of operations for the period ended December 31, 2020 as included elsewhere in this prospectus; and

Description of the Hongle Acquisition

On December 29, 2021, Beijing local time, SHC entered into an Equity Acquisition Framework Agreement (the “Framework Agreement”) with Golden Shield Enterprises Limited (“Golden Shield”), Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”, together with Golden Shield, the “Target Companies”, and each a “Target Company”), Tianjin Yieryi Technology Co., Ltd. (“Yieryi”), Wolter Global Investment Limited (“Wolter Global”, together with Yieryi, the “Sellers”, and each a “Seller”) and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) (“Weilaijin”), which is one of the shareholders of Yieryi. Pursuant to the Framework Agreement, SHC, or its affiliates designated by SHC, will acquire all of the outstanding equity interests of (i) Weiliantong from Yieryi and (ii) Golden Shield from Wolter Global (the “Acquisitions”). Yieryi and Wolter Global are under common control.

The transactions contemplated under the Framework Agreement have closed on January 1, 2022 (the “Closing”). Upon the closing of transactions contemplated in the Framework Agreement, SHC acquired 100% of the issued and outstanding securities of Weiliantong and Golden Shield for an aggregate consideration of RMB280 million (approximately US$43.8 million), including RMB100 million (approximately US$15.6 million) in cash and RMB180 million (approximately US$28.2 million) in our Class A ordinary shares. The cash consideration includes RMB13.8 million (approximately US$2.2 million) cash to Yieryi and repayment of (i) the outstanding loans of Yieryi in an aggregate amount of RMB77.4 million (approximately US$12.1 million) and (ii) a third-party loan incurred by Weiliantong in an amount of RMB8.8 million (approximately US$1.4 million). The shares consideration consists of RMB20.8 million (approximately US$3.3 million) in our Class A ordinary shares to be issued to Weilaijin (the “Weilaijin Share Consideration”), a shareholder of Yieryi, and RMB159.2 million (approximately US$24.9 million) in our Class A ordinary shares to be issued to Wolter Global (the “Wolter Global Share

Accounting for the Business Combination

Business combinations are accounted for using the purchase method of accounting in accordance with FASB ASC 805, Business Combinations. The assets acquired and the liabilities assumed are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred at the acquisition date over the fair values of the identifiable net assets acquired. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma combined statement of operations, are expected to have a continuing impact on the results of the post-combination company. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the Business Combination.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. All intercompany transactions between the Hongle and the Company have been eliminated through pro forma adjustments.

Calculation of Purchase Price Consideration and Purchase Price Allocation

The fair value of consideration transferred on the closing date includes the value of cash consideration and vested equity awards attributable to pre-combination service. The purchase price is calculated as follows (in thousands):

Cash consideration unpaid as of September 30, 2021	¥13,800
Equity awards attributable to business acquisition	148,325
Contingent consideration – earn-out liability	19,875
Total purchase price consideration	¥182,000

Preliminary Purchase Price Allocation

Under the purchase method of accounting the total purchase price has been allocated to Hongle’s intangible assets acquired and liabilities assumed based on their estimated fair value at September 30, 2021. Management of Scienjoy has allocated the purchase price to the fair value of certain assets and liabilities of Hongle purchased in the business combination. Based upon the valuation the total purchase price was allocated as follows (in thousands):

The allocation of the purchase price and the estimated useful lives associated with certain assets is as follows (in thousands):

Assets acquired	RMB (in’000)
Cash and cash equivalents	¥1,605
Accounts receivable, net	1,602
Other current assets	9,857
Property and equipment, net	184
Other long term assets	136
Intangible assets	190,023
Goodwill	80,337
Total assets acquired	¥283,744
Liabilities assumed
Accounts payable	¥(1,598)
Accrued liabilities	(1,866)
Deferred revenue	(5,583)
Loan payables	(11,400)
Due to related parties	(77,400)
Deferred tax liability	(3,897)
Total liabilities assumed	¥(101,744)
Net assets acquired	¥182,000

	Amount	Estimated Useful Life
Identifiable intangible assets:
Software	¥3,023	5
Trademark	23,000	10
License	164,000	Infinite
Total intangible assets:	¥190,023

Identifiable intangible assets. Software primarily relates to the programs run the Hongle platforms. Licenses relate to the operations of Hongle platforms for online transmission of audio-visual programs. Trade name primarily relates to Hongle, which is recognized as a popular mobile live streaming platforms.

Goodwill. Approximately RMB 80,337 has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets. In accordance with FASB ASC 350, Intangibles - Goodwill and Other, goodwill will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management of the combined company determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2021

(In thousands)

	(A)	(B)	Pro Forma		Pro Forma
	Hongle	Scienjoy	Adjustments	Notes	Combined
	RMB	RMB	RMB		RMB	US$ (3)

Assets
Current assets:
Cash and cash equivalents	1,605	291,879	(100,000)	(1)(4)	193,484	30,028
Accounts receivable, net	1,602	228,478	-		230,080	35,708
Amounts due from related parties	-	13,007	-		13,007	2,019
Prepaid expenses and other current assets	9,857	26,750	-		36,607	5,681
Investment in marketable securities	-	40,606			40,606	6,302
Total Current Assets	13,064	600,720	(100,000)		513,784	79,738

Non-current assets:
Property and equipment, net	184	1,475	-		1,659	257
Intangible assets, net	43	236,686	186,306	(1)(3)	423,035	65,654
Long term investments	-	53,000			53,000	8,225
Long term deposits and other assets	136	12,139	-		12,275	1,905
Goodwill	-	92,069	80,337	(1)	172,406	26,757
Deferred tax assets	-	5,147	-		5,147	799
Total Non-Current Assets	363	400,516	266,643		667,522	103,597
Total Assets	13,427	1,001,236	166,643		1,181,306	183,335

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	1,598	35,406	-		37,004	5,742
Accrued salary and employee benefits	1,808	12,155	-		13,963	2,167
Accrued expenses and other current liabilities	58	7,365	-		7,423	1,152
Current portion of contingent consideration – earn-out liability	-	52,783	10,183	(1)	62,966	9,772
Income tax payable		11,245			11,245	1,745
Loan payables	11,400	11,468	(8,800)	(4)	14,068	2,183
Due to related party	77,400	-	(77,400)		-	-
Warrants liabilities	-	5,090	-		5,090	790
Deferred revenue	5,583	70,744	-		76,327	11,846
Total Current Liabilities	97,847	206,256	(76,017)		228,086	35,397

Non-current liabilities:
Contingent consideration – earn-out liability	-	8,175	9,692		17,867	2,773
Loan payables					-
Deferred tax liabilities	-	58,992	3,346	(1)(3)	62,338	9,675
Total Non-Current Liabilities	-	67,167	13,038		80,205	12,448
Total Liabilities	97,847	273,423	(62,979)		308,291	47,845

Commitments and Contingencies

Shareholders’ Equity
Ordinary shares	10,150	133,719	138,175	(1)	282,044	43,773
Statutory reserves	-	28,824	-		28,824	4,473
Retained earnings (Accumulated deficit)	(94,570)	549,643	91,447	(1)	546,520	84,819
Accumulated other comprehensive loss	-	15,627	-	(1)	15,627	2,425
Total Shareholders’ Equity (Deficit)	(84,420)	727,813	229,622		873,015	135,490
Total Liabilities and Shareholders’ Equity	13,427	1,001,236	166,643		1,181,306	183,335

Pro Forma Adjustments to the Unaudited Combined Balance Sheet

(A)

Derived from financial information of the subsidiary contained in the audited consolidated balance sheet of Hongle as of September 30, 2021. See Hongle’s financial statements and the related notes appearing elsewhere in this filling document

(B)	Derived from the unaudited condensed consolidated balance sheet of Scienjoy as of September 30, 2021. See Scienjoy’s financial statements and the related notes appearing elsewhere in filling document.
(1)	Reflects the result of the Hongle Acquisition in goodwill, intangible assets, deferred tax liabilities, contingent consideration – earn-out liability and equity as if it has been consummated.
(2)	Translations of balances in the pro forma combined balance sheet from RMB into USD (or “US$”) as of September 30, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.4434, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of September 30, 2021. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.
(3)	Amortization of software and trademark and related income tax effect.
(4)	Reflects the result of Hongle Acquisition that Sicenjoy pays Hongle’s outstanding loan payable balances on behalf of Hongle.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2021

(In thousands, except per share amounts)

	(A)	(B)	Pro Forma		Pro Forma
	Hongle	Scienjoy	Adjustments	Notes	Combined
	RMB	RMB	RMB		RMB	US$ (3)

Net revenues	126,511	1,171,191	-		1,297,702	201,400
Cost of revenues	(107,285)	(938,797)	(3,450)	(4)	(1,049,532)	(162,885)
Gross profit	19,226	232,394	(3,450)	(4)	248,170	38,515

Sales and marketing expenses	(1,906)	(3,746)	-		(5,652)	(877)
General and administrative expenses	(1,314)	(38,606)	(224)	(4)	(40,144)	(6,230)
Provision (recovery of) for doubtful accounts	(165)	(3,405)	-		(3,570)	(554)
Research and development expenses	(6,512)	(39,793)	-		(46,305)	(7,186)
Operating income (loss)	9,329	146,844	(3,674)	(4)	152,499	23,668

Other income (expense):
Interest income, net	9	1,882	-		1,891	293
Foreign exchange gain (loss), net	(2)	(34)	-		(36)	(6)
Other expense (income), net	652	(84)	-		568	88
Change in fair value of contingent consideration	-	45,463	--		45,463	7,056
Change in fair value of warrants liability	-	21,830			21,830	3,388
Change in fair value of investment in marketable security	-	27,648	-		27,648	4,291
Income before income taxes	9,988	243,549	(3,674)	(4)	249,863	38,778
Provision for income taxes	-	(6,044)	551	(4)	(5,493)	(853)
Net income	9,988	237,505	(3,123)	(4)	244,370	37,925

Weighted average shares outstanding, basic and diluted		30,728,931		(1)	35,148,844	35,148,844
Basic and diluted net income per share		30,728,931		(1)	35,148,844	35,148,844

Basic net income per share		7.73			6.95	1.08
Diluted net income per share		7.73			6.95	1.08

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

(In thousands, except per share amounts)

	(A)	(B)	Pro Forma		Pro Forma
	Hongle	Scienjoy	Adjustments	Notes	Combined
	RMB	RMB	RMB		RMB	US$ (3)

Net revenues	169,280	1,222,183	-		1,391,463	215,951
Cost of revenues	(138,768)	(959,939)	(4,600)	(4)	(1,103,307)	(171,231)
Gross profit	30,512	262,244	(4,600)	(4)	288,156	44,720

Sales and marketing expenses	(5,586)	(10,121)	-		(15,707)	(2,438)
General and administrative expenses	(1,756)	(33,889)	(298)	(4)	(35,943)	(5,578)
Provision for doubtful accounts		8,253			8,253	1,281
Research and development expenses	(6,084)	(31,780)			(37,864)	(5,876)
Operating income (loss)	17,086	194,707	(4,898)	(4)	206,895	32,109

Other income (expense):
Interest income, net	17	2,960	-		2,977	462
Foreign exchange gain (loss), net	2	703	-		705	109
Other expense, net	1,081	(4,702)	-		(3,621)	(562)
Change in fair value of contingent consideration	-	3,904	-		3,904	606
Change in fair value of warrants liability	-	(14,068)	-		(14,068)	(2,183)
Income before income taxes	18,186	183,504	(4,898)	(4)	196,792	30,541
Provision for income taxes	-	(7,404)	735	(4)	(6,669)	(1,035)
Net income	18,186	176,100	(4,163)	(4)	190,123	29,506

Weighted average shares outstanding, basic		23,287,706		(2)	27,707,619	27,707,619
Weighted average shares outstanding, diluted		26,828,666		(2)	31,248,579	31,248,579

Basic net income per share		7.56			6.86	1.06
Diluted net income per share		6.56			6.08	0.94

Pro Forma Adjustments to the Unaudited Combined Statements of Operations

(A)	Derived from financial information of the subsidiary contained in the audited consolidated statement of operations and comprehensive income of Hongle for the year ended December 31, 2020 and for the nine months ended September 30, 2021. See Hongle’s financial statements and the related notes appearing elsewhere in this proxy statement.
(B)	Derived from the unaudited consolidated statement of income and comprehensive income of Scienjoy for the nine months ended September 30, 2021 and the audited consolidated statement of income and comprehensive income of Scienjoy for the year ended December 31, 2020. See Scienjoy’s financial statements and the related notes appearing elsewhere in this proxy statement.
(1)	The calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the Hongle Acquisition is being reflected as if it had occurred as of January 1, 2021, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the shares have been outstanding for the entire period presented.
(2)	The calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the Hongle Acquisition is being reflected as if it had occurred as of January 1, 2020, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the shares have been outstanding for the entire period presented.
(3)

Translations of balances in the pro forma combined statements of operations from RMB into USD (or “US$”) for the nine months ended September 30, 2021 and for the year ended December 31, 2020 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.4434, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of September 30, 2021. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(4)	Amortization of software and trademark and related income tax effect.